

Michael A Pedersen

VP of Engineering at AquaTru, LLC

Greater Los Angeles Area

Message

 **AquaTru, LLC**

Six Sigma Black Belt

 **See contact info**

 349 connections

Experience



VP of Engineering
AquaTru, LLC
Mar 2014 – Present • 4 yrs 5 mos
Greater Los Angeles Area

VP. of Engineering & Quality Assurance
Ideal Living / Envion / Therabotanics
Sep 2012 – Mar 2014 • 1 yr 7 mos
Greater Los Angeles Area

Responsible for Product Development of consumer product, air cleaners, kitchen appliances and vacuums. Product development of FDA 510K medical devices. Sourcing, qualifying and manufacturing of Dietary supplement. Responsible for adherence to State and Federal regulations, FDA, EPA, NSF and UL. In charge of all sustaining Engineering and QA activities as it relate to all Ideal Living business groups

Director of Engineering
Ideal Living Management, LLC.
Jul 2007 – Sep 2012 • 5 yrs 3 mos

Sr. Product Engineer
Sylmark
Jun 2005 – Jul 2007 • 2 yrs 2 mos

Responsibilities include managing development of high volume consumer products from concept thru detail design, tool build, safety and regulatory approval / Validation (ETL, UL, CE, GS) to production. Managing between 10-13 projects at different phases at any given time. Managing offshore Asian sourcing, development and manufacturing teams. Mentoring of junior engineers in US and in the offshore office in Shenzhen China.
Project Manager for the launch of Envion air purifer product line in the US. A total of 2 new air cleaner brands launched with a total of 6 unique product and over 10 different configurations resulting in increment sales of excess 20 millions per year. Product launched simultaneous in DR (direct responds) and retail channels (Wal-mart, JC penny, Target, Costco). In charge of development and manufacturing team in China Personal responsible for leading the product development in pursuing Electrostatic precipitating technology ESP and safe utilization of germicidal Ultraviolet light for air purification and sanitizing.
Product Manager for houseware appliance www.wondercooker.com and state of the art Vacuum coffee maker.

Product Manager and engineering team member on various home exercise equipment for the direct respond market.



Sr Project Engineer

UVDI, Ultraviolet Devices

May 2001 – May 2005 • 4 yrs 1 mo

Responsibilities included development of new products according to the "voice of the customer" specifications with emphasis on DFM and AFM. Research and develop of new material and technologies for use in air and water treatment products. Project manager for cross-functional teams on new product development. Supervised and managed the Engineering change order (ECO) and part / BOM database. Created test protocols and setup. Provided manufacturing support for existing products; continued improvements in the manufacturing process through active participation in Kaizen teams, six sigma and materials review board (MRP). Provided engineering support in vendor selections. Setup new manufacturing lines
ACCOMPLISHMENTS
Project Manager / lead Mechanical engineer for a new consumer HVAC product sold at Lowes stores. Developed the initial concept with other team members. Manage cost and a budget of $250,000.00. Created multiple 3D cad concepts using Pro/Surface for management review. Successfully moved the design to offshore manufacturing (China), including bidding, bid review and supplier visits. Project Manager / lead Mechanical engineer for a new product in the commercial HVAC division, with a budget of $85,000.00. Created the mechanical design using Pro/sheet metal and Pro/surface. Created the mechanical design for a new-patented airflow sensor manufactured for Honeywell. Supervise all facets of development from prototyping (SLA), to rapid tooling, through the final injection molds.
Project manager for continues product improvement and cost saving on multiple product lines yielding more than 1,000,000.00 in cost savings.

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Education



Six Sigma Black Belt

Six Sigma Black Belt, Certified Black Belt

2003 – 2004



College of the Canyons

GD&T ASME Y14.5

2003 – 2003



Kepner-Tregoe

Project Mangement

2001 – 2001

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Volunteer Experience



Coach, Referee

AYSO

Children



Adult Leader

BSA

Education



Board Member and Division Manager

AYSO Region 58

Jun 2015 – Jun 2015 • 1 mo

Children

Skills & Endorsements

Product Development · 43

 Endorsed by **Adam S. and 2 others who are highly skilled at this**

 Endorsed by **8 of Michael A'S colleagues at Ideal Living Management, LLC**

Manufacturing · 34

 Endorsed by **Rick Metzger, who is highly skilled at this**

 Endorsed by **5 of Michael A'S colleagues at Ideal Living Management, LLC**

Six Sigma · 29

 Endorsed by **John "David" Russell, who is highly skilled at this**

 Endorsed by **4 of Michael A'S colleagues at Ideal Living Management, LLC**

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